UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings **Release**

1st quarter of 2023
(BR GAAP)



Strategy highlights

We value our customers' satisfaction, constantly seeking to improve their journey, with product offerings that are more suitable to their profile, enabling us to increase the number of customers and their loyalty. Therefore, our loyal customer base increased by 3% YoY, amounting to 8.6 million customers, while our total customer base increased by 12% for the year, amounting to 61.6 million. A better understanding of the customer journey and the pursuit of a better customer experience have contributed to a greater recurrence in our services, allowing for greater origination of business, mainly with loyal customers, whose revenues are 6x higher than those of non-loyal customers.

In the quarter, **Profitability (ROAE) was 10.6% and Managerial Net Profit R$ 2,140 million**, an increase of 26.7% in comparison to the previous quarter and a decrease of 46.6% in comparison to the same period last year. Our portfolio grew in strategic businesses, mainly regarding products with guarantees and a better risk profile. As a result, we keep improving our balance sheet quality, with cost of risk still being affected by old vintages. In addition, the one-off result in the quarter enabled us to strengthen our balance sheet . We continue to develop our productivity and recurrent cost management culture.

Financial highlights

Customer NII
+3.9% QoQ
+3.3% YoY

Fees
-7.4% QoQ
+1.8% YoY

Good performance of customer NII. As to fees, seasonal effects in the quarter

Allowance for loan losses
-8.1% QoQ
+46.7% YoY

NPL 90 days: 3.2%
+0.09 p.p. QoQ
+0.24 p.p. YoY

NPL 15-90 days: 4.5%
+0.03 p.p. QoQ
+0.32 p.p. YoY

Controlled NPL, with a slight deterioration, as expected

Expenses
-2.3% QoQ
+6.8% YoY

Decreasing 2% in the quarter, despite inflation.
Efficiency ratio of 40.8%

Loan Portfolio
R$ 500 billion

Growth of 2.2% in three months and 9.9% in twelve months, with greater selectivity

VIDEOCONFERENCE | April 25th, 2023 | 10:00 (BRT) - 09:00 (NYT)
It will be held in English with simultaneous translation into Portuguese
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We started 2023 with a focus on strengthening our balance sheet. Our selective lending approach, which we have adopted since the end of 4Q21, prioritizes collateralized products and customers with higher credit ratings, enabling a better-quality balance sheet. Even with this selectivity, we managed to grow our portfolio in strategic businesses, particularly in auto, payroll, and real estate loans, while simultaneously improving our customer NII through increased transactionality. We also grew in customers with a better rating profile, especially large companies, where we identified a market opportunity given the lower activity in the capital market. Conversely, allowance for loan losses and the rise in the cost of credit are appropriate for current circumstances, as they continue to be influenced by prior vintages. Furthermore, we had a one-off event this quarter that generated revenue from the reversal of tax provisions, allowing us to strengthen our balance sheet.

We continue to advance in the development of our growth pillars:

(i) **Stronger transactionality drives franchise growth.** Our strategy is customer-centric, always striving to provide the best experience through offerings suited to each profile and the enhancement of our sales channels, which allow for increased customer acquisition and loyalty. This way, we will boost transactionality, recurrence in the use of our services, and profitability, while further elevating customer satisfaction. We continue to be increasingly available whenever and wherever our customers desire by expanding our service capillarity. Our presence spans 59% of all Brazilian municipalities, focusing on sales and after-sales support through the availability and integration of our channels.

(ii) **Business and revenue expansion.** Our business levers will enable our growth. In line with the Group's strategy, we highlight Wealth Management. We continue to transform our investment platform via AAA, which is expanding at an accelerated pace, and Toro, exhibiting exponential growth in total and active customers. In the Private Banking business, we are a bank with global expertise and robust local operations, having been named the Best International Private Bank in Brazil. In Insurance, we remain committed to building a market-leading ecosystem, achieving R$ 2.5 billion in premiums written during the quarter. In the Companies segment, our aim is to establish ourselves as the go-to platform for businesses nationwide. In the SME segment, we underscore the acquisition of new customers and the increase in transactionality. In Wholesale, we keep broadening our geographic reach and capitalizing on cross-selling opportunities with our customers, products, and segments, while also standing out on several other fronts, including commodities, infrastructure, and trade finance. In Cards, we maintain a selective strategy focused on customers with a better risk profile, in addition to establishing crucial partnerships and consolidating our presence across all major digital wallets on the market. In Consumer Finance, we remain market leaders in auto loans for individuals, with the channel proving to be a powerful cross-selling tool for attracting new customers. In Payroll Loans, we continue to witness a robust origination pace, concentrating on agreement digitization and profitability, and the ambition of achieving a R$ 75 billion portfolio by the end of the year.

(iii) **Culture of productivity and efficiency.** Our productivity and efficiency are the benchmarks of our industry. We are constantly working on streamlining our offerings and processes, in pursuit of higher productivity. Our financial transactions have increased while our cost per transaction has decreased, and we have also managed to give our stores a greater commercial focus, as they now dedicate 81% of their time to generating new business. Moreover, we continued to enhance our technological culture through the consolidation of F1RST and TOOLS, with a strong pace of new implementations being made in almost real time.

In parallel, we continue to bolster our unique and horizontal culture, which centers on empowerment, protagonism, and diversity. We are building a company where "everyone is all business", thinking like a customer and a salesperson, taking responsibility for the customer experience.

With this, we continue to move forward in our history of growth and profitability, expanding our business, strengthening customer loyalty, advancing our growth levers, and constantly transforming ourselves alongside our customers, employees, shareholders, and society.

Mario Leão

CEO of Santander Brasil


Committed to building the best consumer company in Brazil
Four strategic pillars:
1 Customer centricity
2 Sales Channels
3 Innovation and Profitability
4 Culture People

Customer-oriented strategy
enables a greater profitability of our business

Our customer-oriented strategy provides a sustainable customer base growth, increasing the **conquest** and **loyalty**, with greater business generation.

In the quarter, we attracted 1.9 million customers and continued to strengthen our **cross-selling** strategy, through which we added 119 thousand customers from Consumer Finance (+40% YoY), 75 thousand from Prospera (+5% YoY) and 235 thousand from Payrolls.

- Our total customer base increased by 12%, while the loyal customer total grew 3% for the year, highlighting the 21% growth regarding loyal customers in **Select.**
- We continue to focus on loyal customers, whose revenues are **6x** higher than those of non-loyal customers; and Select (high-income), a segment in which we already have 834 thousand customers, with the ambition of reaching 1 million in Dec/23.
- Highlight for attracting Select customers, with an increase of 5x for the year, noting that revenues from loyal Select customer are **8x** higher than revenue from an individual retail customer.

We adopt dynamic and personalized pricing models, with 88% of our offerings using customized CRM (+17 p.p. YoY). As a result, we had greater recurrence of our services, reaching a share of wallet of 50% both in cards and in payroll loans for loyal customers.

Customers

	Mar 22	Dec 22	Mar 23	YoY
Total Customers (million)	54.8	60.1	61.6	+12%
Total Active Customers (million)	30.6	31.8	31.7	+4%
Loyal Customers (million)	8.3	8.6	8.6	+3%
Select Customers (thousand)	614	793	834	+36%

Four strategic pillars:

1 Customer centricity

2 **Sales channels**

3 Innovation and Profitability

4 Culture People

Physical Presence

Commercial Network

We enhanced our services' expansion, mainly in strategic regions[1], where average revenues per month grew 2% YoY per store, and we increased the reach of our services, opening 5 stores, out of which 4 in new municipalities. We continue to seize opportunities in the customers flow in our stores and to accelerate sales in the Bank to Go model, with an average of 73,000 agreements per month (+7.8x YoY).

10 million visits/month

Prospera

We reached 1 million customers, who are served by 1,400 agents (+18% YoY) in 1,700 municipalities. Prospera acts as a driver, offering, in addition to microcredit, current account, "capitalização" and Getnet. Technological integration allowed us to reduce the average period for digital account opening, from two business days to online. In the quarter, we reached R$ 2.8 billion in loan portfolio (+36% YoY) and revenues grew by 30% YoY.

External

We strengthened our physical presence, expanding from 1,783 municipalities to 2,303 in twelve months. We carried out R$ 1.7 billion in loan volume per month (+40% YoY), and in Santander Perto, a new format being tested in 15 stores, we already have a sales flow of 1.8 thousand per month.

21 thousand points of sale (+16 thousand YoY)

Present in 59%[2] of all Brazilian municipalities, corresponding to 92% of GDP

Multi-channel index[3] of loyal customers

98%

Remote Presence

Digital

Our digital channel received 576 million total visits[4] per month (+11% YoY) and generated 11 million new agreements in 1Q23 (+1% YoY). We highlight the 71% share of digital channel in personal loans (-1 p.p. YoY) and 60% in cards (+18 p.p. YoY). We are an example in the market for account opening procedure's simplification, with an 82% YoY reduction in the needed time, in addition to the increase of activation of individual accounts in M1 (first month) of 61% YoY. We also continue to improve our self-service platform (AI-powered chatbot), Gent&, which serves 4 million customers per month (+90% YoY).

97% of transactions are held through digital channels (+4 p.p. YoY)

Remote

SXNEGÓCIOS

50% of services provided outside business hours. We reached 1.2 million deals and generated R$ 4 billion new agreements for the quarter (+44% YoY). We aim to boost service effectiveness, with first-call resolution rising from 81% in January 2021 to 96% in March 2023.

10 million inquiries/month

[1] Midwest, North and Northeast [2] Including Commercial Network, Santander Perto and Prospera Stores
[3] Customers who have accessed more than two channels over the past 90 days [4] Website, IB and APP visit

Committed to building the best consumer company in Brazil

Four strategic pillars:

1. Customer centricity
2. Sales channels
3. **Innovation and profitability**
4. Culture People

Customer-oriented strategy
enables a greater productivity and efficiency

We are constantly working on simplifying offerings and processes, continuously seeking greater productivity.

We increased financial transactions while reducing cost per transaction. In addition, our cost to serve of customers acquired digitally reached R$ 18.7 month/customer (-17% YoY).

Our stores maintain a greater commercial focus, dedicating 81% of their time to generating business (+10 p.p. compared to 2020).

Improvement of offerings and customer journey in the digital channels — **+85%** Average conversion of personal and payroll loans

Cost to serve customers from the digital channel

Per segment

Base 100


100
92 Select
83 Total
82 Van Gogh
81 Especial
Feb/22
Feb/23

Transactions vs Cost


0.86
2.12
1.20
0.60
Mar/18
Mar/19
Mar/20
Mar/21
Mar/22
Mar/23
Total financial transactions (billion)
Unit cost per transaction (R$ 1.20 in Mar/18)

NPS - Measuring and seeking increasing customer satisfaction

Total Individual
53 points
- -1 QoQ
- -6 YoY

Channels

Channel	Points	QoQ	YoY
Physical	72 pts	+6 QoQ	+4 YoY
Digital	65 pts	-1 QoQ	-2 YoY
Remote	55 pts	+7 QoQ	+24 YoY



Four strategic pillars: ...

1. Customer centricity
2. Sales channels
3. **Innovation and profitability**
4. Culture People

Wealth Management

We continue to transform our investment platform with an increasingly **robust portfolio**, **service excellence** and a **new digital experience**.

Retail Investments

We were chosen as the "Best Bank to Invest" by FGV, within the category quality in service.

Net inflow

+95% YoY

Revenues

+31% YoY

Santander AAA

Revolutionary investment advisory model that we continue to expand. We reached **896 advisors** present in **70 cities**, with ambition of 1,300 advisors and 75 cities for 2Q23.

Average net inflow per Advisor (Mar/23)

R$ 1 million

TORO

Continues its consolidation in the investment advisory and financial planning market. We reached **1.3 million customers** (+40% YoY) and **12 million unique visits/month** (+105% YoY). We were recognized as the best bank and investment platform in 2022 in the category service/responsible banking by FGV and Forbes Magazine.

AuC Record
Mar/23

R$ 14 billion
+75% YoY

Santander Private Banking

We are a **bank with global expertise and strong local presence**, prepared to always support our customers. In this quarter, our net inflow reached R$ 13 billion (+203% YoY) and revenues increased by 20% YoY. As recognition of our performance, we were awarded by Euromoney.


EUROMONEY
PRIVATE BANKING 2023
BRAZIL
BEST INTERNATIONAL PRIVATE BANK
EUROMONEY
PRIVATE BANKING 2023
BRAZIL
BEST FOR WEALTH TRANSFER/ SUCCESSION PLANNING
EUROMONEY
PRIVATE BANKING 2023
LATIN AMERICA
BEST PRIVATE BANK



Four strategic pillars:

1 Customer centricity

2 Sales channels

3 Innovation and profitability

4 Culture People

Insurance

Committed to developing **a benchmark ecosystem in insurance**

We reached **R$ 2.5 billion** in premiums issued in the quarter, an increase by 3% compared to the previous year. We standout in the insurance for individuals' segment, with **11%** of market share in premiums, and in the personal accident insurance segment, with **13%** of market share.

Santander Corretora

In Open insurance, not credit related, we issued R$ 1.1 billion in premiums. As to credit life insurance, we issued R$ 1.1 billion in premiums in the quarter.

helpS

Our 24-hour assistance service continues to expand its base and help us attract customers and increase their loyalty - we reached the 52 thousand mark since we launched it in June 2022, with a strong presence in the auto segment. We have an NPS of 65 points.



Santander Auto

Insurtech

27% of all Consumer Finance financing includes insurance coverage. Insurance company 100% digital with issuance of 59 thousand policies in the quarter (+24% YoY) and R$ 98 million in gross premiums (+58% YoY).

Auto Compara

Insurtech

Auto insurance offerings made 100% online. We reached 348 million visits per month and R$ 189 million in gross premiums issued in the quarter. We continue to expand our portfolio, making new insurance companies available on the platform.

Four strategic pillars:

1 Customer centricity
2 Sales channels
3 **Innovation and profitability**
4 Culture People

Focused on becoming **the benchmark platform for companies**

We reached R$ 204 billion in portfolio in Mar/23 (+15% YoY) and 1.3 million in active customers

SMEs

Attracting new customers: **45 thousand/month (+7% YoY)**

We highlight our capacity to attract new customers and increase transactionality, resulting in higher revenues, emphasizing cash (+13% YoY) and "Consórcios" (+24% YoY). Total segment revenue increased by 12% YoY.

We implemented new functionalities in the digital channels, such as contracting and redeeming investment products, repurchase agreement and trade receivable discount, in addition to increasing the range of self-services through Gent& for companies, facilitating the day-to-day of our customers.

Wholesale

We continue to strengthen our geographic expansion and to enhance our specialized team, exploring the singularity of each region of the country. We explore cross-sell opportunities with customers, products, and segments, generating profitability, focusing on increasing the segment's total revenue.

Total Revenue 1Q23

+11% QoQ
+3% YoY

We are the only global bank with full presence in Brazil.

We continue to expand our **commodities' desk** for energy and oil, in addition to agricultural commodities. We highlight a R$ 2.5 billion oil hedge transaction we carried out. In addition, our **energy trading desk[1] conquered the second position in the country** in terms of volume traded, according to CCEE. We are leaders in the **foreign trade finance market,** with 25% market share according to ICC (+1 p.p. YoY).

[1] We are the 2nd largest independent trader in Brazil

Four strategic pillars:

1 Customer centricity

2 Sales channels

3 Innovation and profitability

4 Culture People

Strategic businesses aligned with our ambition


Santander
UNIQUE
MARCELO R PRADO
VISA
Infinite

Payments | Cards:
Focused on **transactionality**

R$ 82 billion
Total turnover

R$ 55 billion
Credit turnover

Selective strategy focusing on customers with a better risk, with **97%** of new acquisitions from Bank customers (+2 p.p. YoY). Total loan portfolio reached R$ 49.2 billion in March 2023 (+4% YoY). We also had an increase in monthly spending by 12% for the year, evidencing a greater recurrence in the use of our cards and consumption by our customers.

Thinking about our customers' best experience, we partnered with Google Pay, completing our presence in the main digital portfolios in the market.

Payroll loans: outstanding origination pace

Our loan portfolio reached R$ 61.7 billion, an increase of 14% YoY, and our origination growth was higher than the markets'. We improved the availability of our product offerings to our customers, mainly for payroll loans, personal loans and personal loans backed by the Severance Indemnity Fund "FGTS", resulting in an increase of 20% in the number of views of such offerings.

We remain focused on the digitalization and profitability of agreements, with 77 digitalized and 94 originated in the quarter.

Ambition to reach **R$ 75 billion** of portfolio in 2023


Santander
Four strategic pillars:
1 Customer centricity
2 Sales channels
3 Innovation and profitability
4 Culture People

Strategic businesses aligned with our ambition

"Consórcios": suitable offering for an environment of high interest rates and credit constraints

In the quarter, we reached an origination of R$ 4.1 billion (+42% YoY), supported by investments in digitalization, offering expansion and distribution in our ecosystem. We reached R$ 33.6 billion in portfolio (+24% YoY). In addition, we are market benchmark for "consórcios" awarding, among banks, with 33% of our active portfolio having been awarded over the past 24 months.

Origination of **R$ 4.1 billion**, with ambition of **R$ 18.5 billion in Dec/2023**

Real Estate: focus on customer journey

Focused on enhancing the customer journey and experience, we started to provide in our real estate and home-equity contracting process the electronic registration automatically with the real estate registry office, expediting the process, and enabling a time decrease in registering agreements in the registry offices. Currently, the lead time[1] for issuing the product is 14 business days, a decrease by 22% YoY.

R$ 59 billion in loan portfolio (+7% YoY)

Home-equity: market leadership[2]

At UseCasa, our home-equity product, we have **R$ 4.0 billion in loan portfolio**, an increase of 16% within 12 months.

UseImóvel, aimed at the corporate & SMEs segment, maintained its strong pace, increasing the loan portfolio by 43% in comparison to the same period of the previous year.

22% market share[3] **Use Casa**

[1] Considering the length of time between the submission of all paperwork and the signing of the agreement [2] Among privately-owned banks [3] Source: Abecip, as of February 2023



Four strategic pillars:

1 Customer centricity
2 Sales channels
3 Innovation and profitability
4 Culture People

Auto Ecosystem

Santander Financiamentos

With 60 years of history, we are pioneers in the development and availability of digital shopping journey platforms, from finding a vehicle to contracting the loan. We have a complete ecosystem for the offering of services, providing solutions for individuals and corporate & SMEs' financing and fleet management.

We also remained market leaders, with auto loans to individuals' portfolio[1] of R$ 58 billion and a **market share[2] of 22%**. In 1Q23 we generated 206 thousand auto loan agreements (4% YoY), out of which 81% with the best ratings (+12 p.p. YoY), and we have a market share 20% in origination (+2 p.p. YoY). Our LTV for auto loans portfolio reached 49%[3].

The channel continues to be a powerful cross-selling tool, attracting new customers to the bank, resulting in 119 thousand new customers for the year (+40% YoY).

In addition, we continue to strengthen our human service at Gent&. Since its launch, in Nov/22, we have already had more than 6 thousand requests related to origination, 5 thousand related to post-sales and 6 thousand related to settlements for agreements in default.

Sim

Loan platform for the open market

Our strategy is based on leveraging lower risk products. Therefore, we started offering guaranteed auto loans through our digital channels (APP, Internet Banking and Gent&), which already represent 6% of the total origination of the Sim channel (B2C).

The origination of personal loan reached R$ 148 million in the quarter, an increase of 29% compared to the previous quarter, and we reached 8.9 million customers enrolled on our platform.


R$3.000,00
sim.

[1] Individual auto loan portfolio, generated through the Internal Channel and Consumer Finance segment [2] Source: Central Bank, as of February 2023 [3] As of March 2023

Four strategic pillars:

1 Customer centricity
2 Sales channels
3 Innovation and profitability
4 Culture People



Strengthening the ecosystem

Agro: Ambition of a **R$ 50 billion** total portfolio in 2023

With simple and complete offerings and solutions, we continue to strengthen our Agro ecosystem, reaching a total **portfolio**[1] of **R$ 39.9 billion** (+35% YoY). The expansion of our business is based on greater investments in technology, process optimization and an increase in the specialized team, which is already formed by 300 professionals dedicated to the segment.

We also continue seizing opportunities with WayCarbon, the largest company specialized in climate change in Latin America, which currently serves 50% of companies listed on the Corporate Sustainability Index "ISE".

Since 2015, we have grown our portfolio by **30% p.a.** (CAGR)


Return

Management and securitization of non-performing assets.

Return, a management and securitization of non-performing loans company, reached a Shareholders' Equity of R$ 2.3 billion in the quarter. Thinking about the customers' journey, we continue to strengthen partnerships for our several recovery channels and to invest in the development of systems and websites.

EmDia, a debt renegotiation platform, provides customers with the option to renegotiate their debts both online and through human assistance, and is available 24 hours a day, 7 days a week. We reached 41 million enrolled customers in the quarter. We also continued to develop our platform, which is gaining scale, by adding connectivity to the 1.6 million Return customers, and enabling improvements in their experience.


emdia
900

emdia


Bem-vindo :)
ben

ben

Corporate benefits and expense management company. In the quarter, we reached a turnover of R$ 633 million, an increase by 16% YoY, and 882 thousand active cards, a growth of 35% YoY. In addition, we have 409 thousand accredited establishments (13% YoY) and 2.7 thousand HR customers.

[1] Agro products overview considers Rural Credit (Free and Mandatory), Agro Bonds , Funcafé and BNDES Agro.
As of March 2023

#AQUI SUA CHAMA TRANSFORMA

Four strategic pillars:

1 Customer centricity
2 Sales channels
3 Innovation and profitability
4 **Culture People**

Our people are **the greatest lever for enchanting our customers**



Unique culture based on empowerment, meritocracy, leadership, and diversity-including experiences and education. We also continue to reinforce horizontality, building a company in which everyone has a business vision, being responsible for the customer's experience. Therefore, we will continue to evolve and constantly transform everything we do in our relationship with customers, employees, shareholders, and society.

eNPS[1]: **78 pts**

Diversity & Inclusion

31% **Black** employees (+3.1 p.p. YoY)

33% **Women** in leadership roles (+2.2 p.p. YoY)

Santander Academy 2030, **strengthening our culture**

Training focused on the customer experience. Concepts such as customer centricity, entrepreneurship and innovation, personalizing the experience and building connected and attractive journeys.

In this sense, we held the **customer workshop**, with the participation of more than 620 leaders of the organization, to further develop our focus on our customers' journey and experience.

79% of employees participated in **training** over the year

70% of **internal courses** are taught by our own employees

[1] eNPS (Employee Net Promoter Score) – measurement of employee satisfaction level

Four strategic pillars:

1 Customer centricity

2 Sales channels

3 Innovation and profitability

4 **Culture People**

ESG

Environmental:
Committed to the environment, we promote sustainable businesses, and we commit to being net zero by 2050

We reaffirm, daily, our commitment to the environment, supporting the transition to a low-carbon economy and promoting the bioeconomy. In this sense, we created, together with three other companies, a Green CRA (Agribusiness Receivables Certificate) operation, worth R$ 17 million, seeking to overcome the shortage of loans aimed at sustainable agriculture projects and at the regeneration of degraded areas in the five biomes of Brazil, with a strong presence in the Amazon.

CBIOS

Market leader with **50%** market share

Social:
For over 20 years contributing to building a **more inclusive society, with access to education and financial products**

We support micro-entrepreneurs through Prospera Microfinanças, in which we have a portfolio of **R$ 2.8 billion** (+36% YoY) and **1.0 million active customers** (+30% YoY).

Since 2002, the "**Amigo de Valor**" program has benefited more than 1.6 million children and adolescents in vulnerable situations, and for 2023 we have expanded the program to support pediatric hospitals and organizations that support families whose children are undergoing highly complex treatment.

Governance:
Promoting ESG in our culture, **intersecting throughout all our businesses**

Our governance includes the incorporation of ESG into our culture, through internal training and the commitment of executives, considering related criteria in their compensation. We continue to diligently manage the key risks and opportunities within the ESG scope.

Diverse and independent board of directors

33% of the members are women

44% of the members are independent

RESULTS

"We remain focused on strengthening the balance sheet, building a higher quality portfolio. We continue with our strategy of expanding into products with guarantees, with 65% of collateralized individuals' loan portfolio. We highlight the growth of the auto (+4% YoY), payroll (+14% YoY) and real estate (+7% YoY) loan portfolios. The new vintages, originating from Jan/22, continue to perform well and already represent 54% of the total loan portfolio (+36 p.p. YoY). New vintage loan indicators are of higher quality than those of old vintages, with NPL 90 reaching 2.8% for new vintages and 3.6% for old vintages and NPL 15-90 amounting to 3.9% for new vintages compared to 5.2% for old vintages. Our Loss Absorption indicators continue to develop, with an increase in personal loans (+27% YoY), auto loans to individuals (+38% YoY) and cards to individuals (+77% YoY), demonstrating the profitability of our operations.

As to revenues, we highlight the increase in customers NII for the quarter and year, leveraged by greater transactionality, notwithstanding the pressure on revenues resulting from more selective lending. Market NII sensitivity remains, with a downward trend throughout the year. Our fees decreased by 7% in the quarter, due to the seasonal effect of the period, and increased by 2% for the year, benefiting from greater loyalty.

LLPs and cost of risk continue to be affected by old vintages, as expected. In addition, the one-off result of R$ 4.2 billion in this quarter enabled us to strengthen the balance sheet.

We also remain committed with the constant pursuit of expenses and efficiency control, focusing on optimizing processes, resulting in the reduction of cost to serve and cost per transactions. Therefore, our expenses remain pressured by inflation, but decreased by 2% in the quarter. The efficiency ratio reached 41% in the quarter. Net profit reached R$ 2,140 million in the quarter, an increase by 27% compared to 4Q22, with comfortable capital and liquidity levels.

We started 2023 with better balance sheet quality, with an increase in our strategic business portfolio. We will continue to expand our business in a sustainable way, through greater customer loyalty and transactionality, in addition to moving forward with our growth levers."

GUSTAVO ALEJO,
CFO of SANTANDER BRASIL

MANAGERIAL FINANCIAL STATEMENTS[1]	1Q23	1Q22	Var.	4Q22	Var.
(R$ million)			YoY		QoQ
Net Interest Income	13,145	13,938	-5.7%	12,517	5.0%
Allowance for Loan Losses (net of balance sheet strengthening)[2]	(6,765)	(4,612)	46.7%	(7,364)	-8.1%
Net Interest Income after Loan Losses	6,380	9,327	-31.6%	5,153	23.8%
Fees	4,699	4,617	1.8%	5,075	-7.4%
General Expenses	(5,913)	(5,534)	6.8%	(6,049)	-2.3%
Personnel Expenses + Profit Sharing	(2,778)	(2,493)	11.4%	(2,663)	4.3%
Administrative Expenses[3]	(3,134)	(3,041)	3.1%	(3,386)	-7.4%
Tax Expenses	(1,114)	(1,207)	-7.7%	(1,292)	-13.8%
Investments in Affiliates and Subsidiaries	42	10	n.a.	26	64.6%
Other Operating Income/Expenses (net of tax provision reversal)[2]	(2,281)	(2,004)	13.9%	(1,429)	59.6%
Operating Income	1,814	5,210	-65.2%	1,482	22.4%
Non Operating Income	81	372	-78.3%	93	-13.7%
Net Profit before Tax	1,895	5,581	-66.0%	1,575	20.3%
Balance sheet strengthening	(4,236)	-	-	-	-
Reversal of tax provisions and taxes	4,236	-	-	-	-
Income Tax and Social Contribution	273	(1,539)	n.a.	189	44.3%
Minority Interest	(27)	(37)	-25.8%	(75)	-64.1%
Net Profit[4]	2,140	4,005	-46.6%	1,689	26.7%
Accounting Net Profit	2,063	3,946	-47.7%	1,609	28.2%

During this quarter, an extraordinary event took place concerning the reversal of provisions for tax risks, related to the legal discussion surrounding Law 9,718/1998, whose assessment of loss risk was classified as possible, thus not requiring provisioning. This managerial result of R$ 4.2 billion, recorded as other operating revenues, was offset by additional provisions for balance sheet strengthening, which were recorded as allowance for loan losses. Further details can be found in the BR-GAAP Financial Statement, Note 19. Provisions, Contingent Liabilities, Contingent Assets, and Legal Obligations - Tax and Social Security.

CUSTOMER NII
1Q23 **+3.3%** *YoY* **+3.9%** *QoQ*

EFFICIENCY RATIO
1Q23 **40.8%** *+4.8 p.p. YoY* *+0.2 p.p. QoQ*

ROAE
1Q23 **10.6%** *-10.1 p.p. YoY* *+2.2 p.p. QoQ*

	1Q23	1Q22	Var.	4Q22	Var.
(R$ million)			**12M**		**QoQ**
BALANCE SHEET					
Loan portfolio	500,314	455,166	9.9%	489,687	2.2%
Individuals	228,735	210,985	8.4%	226,302	1.1%
Consumer finance	67,133	66,188	1.4%	67,970	-1.2%
SMEs	62,784	58,749	6.9%	62,651	0.2%
Corporate	141,663	119,244	18.8%	132,765	6.7%
Expanded Loan Portfolio[5]	586,353	521,929	12.3%	572,663	2.4%
Funding from Clients[6]	566,249	494,620	14.5%	545,316	3.8%
PERFORMANCE INDICATORS (%)					
Return on average equity excluding goodwill[7] - annualized	10.6%	20.7%	-10.1 p.p.	8.3%	2.2 p.p.
Return on average asset excluding goodwill[7] - annualized	0.8%	1.7%	-0.9 p.p.	0.7%	0.2 p.p.
Efficiency ratio[8]	40.8%	36.0%	4.8 p.p.	40.6%	0.2 p.p.
Recurrence ratio[9]	79.5%	83.4%	-3.9 p.p.	83.9%	-4.4 p.p.
PORTFOLIO QUALITY INDICATORS (%)					
Delinquency ratio (over 90 days)	3.2%	2.9%	0.24 p.p.	3.1%	0.09 p.p.
Coverage ratio (over 90 days)	244%	215%	29.56 p.p.	230%	13.92 p.p.
Delinquency ratio (over 60 days)	4.1%	3.7%	0.42 p.p.	3.9%	0.21 p.p.
Delinquency ratio (over 15 to 90 days)	4.5%	4.2%	0.32 p.p.	4.5%	0.03 p.p.
OTHER DATA					
Branches	1,687	1,787	(100)	1,701	(14)
PABs (mini branches)	1,275	1,317	(42)	1,266	9
Own ATMs	11,416	12,313	(897)	11,527	(111)
Shared ATMs	24,230	23,984	246	24,374	(144)
Employees	53,556	52,995	561	52,603	953

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect, and other adjustments, as described on pages 31 and 32
[2] Including the balance sheet strengthening, the allowance for loan losses was R$ 11,000 million, and including the reversal of tax provisions, total Other Operating Income / Expenses was R$1,714 million in 1Q23
[3] Administrative expenses exclude 100% of the goodwill amortization expense
[4] Managerial net profit corresponds to the accounting net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 77 million in 1Q23, R$ 80 million in 4Q22 and R$ 59 million in 1Q22
[5] Including other credit risk transactions (debentures, credit rights investment funds - "FIDC", real estate receivables certificates - "CRI", promissory notes, international distribution promissory notes, and guarantees)
[6] Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes ("LCA"), Real Estate Credit Notes ("LCI"), Financial Bills, Certificates of Structured Operations ("COE"), and Secured Real Estate Notes ("LIG")
[7] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,256 million in Mar-23, R$ 1,256 million in Dec-22 and R$ 1,432 million in Mar-22
[8] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries)
[8] Recurrence Ratio: Fees / General Expenses

NET INTEREST INCOME

(R$ million)	1Q23	1Q22	Var. YoY	4Q22	Var. QoQ
Net Interest Income	**13,145**	**13,938**	**-5.7%**	**12,517**	**5.0%**
Customers	14,315	13,854	3.3%	13,781	3.9%
Product NII	13,390	13,161	1.7%	13,004	3.0%
Average Volume	514,065	471,153	9.1%	505,557	1.7%
Spread (annualized)	10.6%	11.3%	-0.76 p.p.	10.2%	0.36 p.p.
Market Activities	(1,170)	84	n.a.	(1,265)	-7.5%

Net interest income totaled R$ 13,145 million in 1Q23, representing a 5.7% decrease from last year, impacted by the Market NII and its negative sensitivity to the yield curve.

In the quarter, net interest income increased by 5.0%, driven by better Customer NII dynamics, owing to loan volumes and the funding performance.

Revenues from customer operations climbed by 3.3% over the year, on the back of a positive product NII performance, particularly in funding, with higher volumes and spreads that followed the upward trend in interest rates, in addition to higher loan volumes.

On a quarterly comparison, the **Customer NII advanced by 3.9%**, fueled by the good performance of the Product NII, which resumed growth after two quarters of decline. The Funding NII also exhibited positive momentum, with higher volumes and rising spreads. Regarding loans, we highlight the growth in volumes.

The **Market NII amounted to - R$ 1,170 million in 1Q23**, demonstrating a lower performance compared to twelve months prior, though with smaller losses in three months.

EVOLUTION OF NET INTEREST INCOME
R$ million



11.3%
11.5%
10.7%
10.2%
10.6%
+5.0%
13,938
84
13,854
12,775
-1,513
14,288
12,598
-1,545
14,143
12,517
-1,265
13,781
13,145
-1,170
14,315
1Q22
2Q22
3Q22
4Q22
1Q23
Customers
Market activities
Spread (p.a.)

FEES – REVENUES FROM BANKING SERVICES



(R$ million)	1Q23	1Q22	Var. YoY	4Q22	Var. QoQ
Cards	1,351	1,329	1.7%	1,438	-6.1%
Insurance fees	756	744	1.6%	1,121	-32.6%
Current Account Services	993	958	3.7%	948	4.8%
Asset Management and "Consórcios"	349	322	8.5%	336	4.0%
Credit Operations	389	334	16.4%	398	-2.3%
Collection Services	328	362	-9.4%	333	-1.5%
Securities Brokerage and Placement	358	372	-3.7%	368	-2.7%
Other	175	197	-11.0%	133	31.7%
Total	**4,699**	**4,617**	**1.8%**	**5,075**	**-7.4%**

Banking service and fee revenues totaled R$ 4,699 million in 1Q23, marking an annual increase of 1.8%, influenced by higher revenue from credit operations and current account services.

Over three months, these revenues dropped by 7.4% due to a seasonal decline in card transaction volumes at the beginning of the year and a greater concentration of insurance policy renewals in 4Q22.

Card revenues were **R$ 1,351 million** for the quarter, meaning an annual jump of 1.7%, attributable to greater transactionality in the period due to the more recurrent use of our services by customers. In three months, these revenues fell by 6.1%, impacted by the seasonal effect of higher consumer spending during the year-end period.

Insurance fees came to **R$ 756 million** in 1Q23, up by 1.6% in twelve months, spurred by increased sales of new policies and a broader offering for agreement renewals. The 32.6% decrease in three months can be explained by the higher concentration of policy renewals in the fourth quarter, thereby affecting the quarterly comparison base.

Current account service fees amounted to **R$ 993 million** for the quarter, showing increases of 3.7% in twelve months and 4.8% over the previous three months, influenced by tariff adjustments and higher transactionality.

Asset management and "consórcios" fees reached **R$ 349 million** during the period, an annual growth of 8.5%, fueled by increased "consórcios" origination, which offset the decline in asset management revenue caused by the shift to fixed income funds, prompted by the level of interest rates. In the quarter, these revenues went up by 4.0%, due to a rise in "consórcios" originations.

Fees from credit operations amounted to **R$ 389 million** in the quarter, a 16.4% increase in twelve months, reflecting lower fee exemptions during the period. In three months, these fees dropped by 2.3% as a consequence of lower registration fee revenues.

Collection service revenues totaled **R$ 328 million** in the quarter, down by 9.4% from the previous year, attributable to lower collection volumes during the period. On a quarterly basis, these revenues reduced 1.5%.

Securities brokerage and placement service fees were **R$ 358 million** during the period, down by 3.7% on a yearly basis and 2.7% on a quarterly basis, on the back of reduced activity in the securities placement and M&A markets, which accompanied market dynamics.


Santander

GENERAL EXPENSES
(ADMINISTRATIVE + PERSONNEL)

General expenses totaled R$ 5,913 million in 1Q23, up by 6.8% in twelve months, pressured by inflation during the period.

In three months, general expenses decreased by 2.3% evidencing our focus on efficiency and recurrent cost management.

Administrative and personnel expenses, excluding depreciation and amortization, amounted to R$ 5,190 million in 1Q23, rising by 6.3% over twelve months, primarily due to higher personnel expenses, and dropping by 2.4% in the quarter, influenced by lower administrative expenses.

Personnel expenses reached R$ 2,778 million, advancing by 11.4% in the year and 4.3% in the quarter, impacted by the collective bargaining agreement applied to the Company's salary base starting in September 2022 in annual comparison.

Administrative expenses, excluding depreciation and amortization, came to R$ 2,412 million in 1Q23, an increase of 1.0% compared to the same period of the prior year, given higher costs associated with outsourced and specialized services, as well as advertising, promotions and publicity activities, which were in line with the growth of the business. In three months, these expenses declined by 9.1%, thanks to lower costs related to data processing, outsourced and specialized services, and advertising, promotions and publicity, owing to the seasonal effect of the quarter.

Depreciation and amortization expenses, excluding the goodwill effect, were R$ 722 million during the period, increasing by 10.5% over twelve months, which can be explained by investments made in software and hardware, and decreasing by 1.6% in three months.

(R$ million)	1Q23	1Q22	Var. YoY	4Q22	Var. QoQ
Outsourced and Specialized Services	612	560	9.4%	657	-6.8%
Advertising, promotions and publicity	166	121	37.2%	189	-12.1%
Data processing	642	689	-6.8%	774	-17.1%
Communications	80	101	-20.6%	86	-6.9%
Rentals	226	223	1.3%	223	1.5%
Transport and Travel	42	37	13.7%	48	-12.6%
Security and Surveillance	139	139	-0.1%	132	5.1%
Maintenance	74	83	-11.4%	79	-6.6%
Financial System Services	107	104	3.1%	100	7.0%
Water, Electricity and Gas	46	63	-26.4%	43	7.2%
Material	25	43	-41.6%	35	-28.3%
Other	252	224	12.4%	286	-11.8%
Subtotal	**2,412**	**2,388**	**1.0%**	**2,652**	**-9.1%**
Depreciation and Amortization[1]	722	654	10.5%	734	-1.6%
Total Administrative Expenses	**3,134**	**3,041**	**3.1%**	**3,386**	**-7.4%**
Compensation[2]	1,846	1,727	6.9%	1,726	6.9%
Charges	500	339	47.6%	430	16.2%
Benefits	390	396	-1.4%	458	-14.8%
Training	21	14	44.9%	15	40.6%
Other	22	17	26.4%	34	-37.0%
Total Personnel Expenses	**2,778**	**2,493**	**11.4%**	**2,663**	**4.3%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	5,190	4,881	6.3%	5,315	-2.4%
Total General Expenses	**5,913**	**5,534**	**6.8%**	**6,049**	**-2.3%**

[1] Excluding 100% of goodwill amortization expenses, which amounted to R$ 77 million in 1Q23, R$ 80 million in 4Q22 and R$ 59 million in 1Q22 [2] Including profit-sharing



EFFICIENCY RATIO: 40.8%

in 1Q23, up 0.2 p.p. in the quarter and 4.8 p.p. in the year

Maintaining a healthy level and showing our commitment to an ongoing pursuit of efficiency, using an **omni-channel approach, through platform integration and process industrialization**.


36.0%
33.9%
37.4%
40.6%
40.8%
1Q22
2Q22
3Q22
4Q22
1Q23



Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 2,281 million in 1Q23. Including the reversal of tax provisions, the result was a net income of R$ 1,714 million in 1Q23.

In this quarter, in provisions for contingencies, we reverse provisions for tax contingencies, with a positive effect of R$ 4.2 billion, which was fully neutralized to strengthen our balance sheet , as previously mentioned.

(R$ million)	1Q23	1Q22	Var. YoY	4Q22	Var. QoQ
Expenses from credit cards	(904)	(810)	11.6%	(796)	13.5%
Net Income from Capitalization	420	151	177.7%	188	123.6%
Provisions for contingencies[1]	(635)	(556)	14.2%	(462)	37.4%
Other	(1,162)	(789)	47.3%	(358)	224.2%
Other operating income (expenses)	**(2,281)**	**(2,004)**	**13.9%**	**(1,429)**	**59.6%**

[1] Including tax, civil and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses **amounted to R$ 11,000 million** in 1Q23, increasing by 49.4% in the quarter and 138.5% in the year, driven by a balance sheet strengthening of R$ 4.2 billion made in the quarter. Disregarding this effect, allowance for loan losses **totaled R$ 6,765 million** in 1Q23, a decrease of 8.1% in three months and a 46.7% rise over twelve months, primarily attributable to the individual segment, given the portfolio growth and mix. Revenues from **recovery of written-off loans** increased by 35.0% in the quarter and 26.2% in the year, totaling **R$ 934 million**.

The 12-month cost of risk disregarding balance sheet strengthening **hit 4.7%[1]**, increasing by 0.3 p.p. in the quarter and 1.7 p.p. in the year, largely due to pressure from older vintages.

ALLOWANCE FOR LOAN LOSSES AND RECURRING COST OF RISK R$ million



3.5%
4.3%
4.5%
5.2%
4.7%[1]
3.0%
3.4%
3.8%
4.4%
4.7%[1]
11,000
4,612
5,745
6,209
7,364
6,765[1]
5,352
6,469
7,064
8,056
7,699
(740)
(724)
(854)
(692)
(934)
1Q22
2Q22
3Q22
4Q22
1Q23
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of risk 3-month
Cost of risk 12-month

Provision managerial expenses disregarding the balance sheet strengthening occurred in 1Q23 decreased 4.4%[2] in the quarter and grew 43.8%[2] over the year, mainly reflecting higher provisions for the individual segment.

Income from the recovery of written-off loans reached **R$ 934 million**, up by 35.0% in the quarter and 26.2% in the year, marking the second-best level in our history.

[1] Disregarding the balance sheet strengthening occurred in the quarter. Considering this effect, the cost of risk 3-month hit 7.7%, and the cost of risk 12-month amounted 5.5% [2] Considering this effect, the provision expenses rose 48.1% in the quarter and 123.0% in the year

BALANCE SHEET

Total assets amounted to R$ 1,049 billion in March 2023, showing an increase of 9.3% over the year, reflecting growth in interbank liquidity investments, loan portfolio, and foreign exchange portfolio. Over three months, total assets remained virtually stable. Shareholders' equity reached R$ 82,701 million during the period, advancing by 4.4% in twelve months, or R$ 81,445 million disregarding goodwill, with a 4.7% rise in the year.

ASSETS	Mar-23	Mar-22	Var.	Dec-22	Var.
(R$ million)			12M		3M
Current Assets and Long-term Assets	1,034,872	946,999	9.3%	1,034,164	0.1%
Cash and Cash Equivalents	15,913	7,669	107.5%	14,420	10.4%
Interbank Investments	76,116	53,921	41.2%	69,677	9.2%
Securities and Derivative Financial Instruments	240,908	259,088	-7.0%	227,359	6.0%
Interbank Accounts	101,032	87,030	16.1%	95,643	5.6%
Lending Operations	382,587	349,821	9.4%	379,882	0.7%
Other Receivables	216,052	187,400	15.3%	245,192	-11.9%
Other Assets	2,264	2,070	9.4%	1,991	13.7%
Permanent Assets	14,398	12,972	11.0%	14,354	0.3%
Temporary Assets	985	768	28.2%	947	4.0%
Fixed Assets	6,199	6,198	0.0%	6,115	1.4%
Intangibles	7,214	6,006	20.1%	7,292	-1.1%
Total Assets	1,049,270	959,971	9.3%	1,048,518	0.1%
Total Assets (excluding goodwill)	1,048,014	958,539	9.3%	1,047,262	0.1%

LIABILITIES	Mar-23	Mar-22	Var.	Dec-22	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	965,210	879,450	9.8%	965,103	0.0%
Deposits	429,480	393,615	9.1%	420,929	2.0%
Money Market Funding	115,061	109,244	5.3%	109,761	4.8%
Funds from Acceptance and Issuance of Securities	139,765	108,719	28.6%	127,409	9.7%
Interbank Accounts	2,199	1,949	12.8%	14	n.a
Interbranch Accounts	3,841	5,070	-24.2%	6,093	-37.0%
Borrowings	68,733	70,913	-3.1%	67,751	1.5%
Domestic Onlendings - Official Institutions	13,955	11,480	21.6%	13,970	-0.1%
Derivative Financial Instruments	23,015	29,769	-22.7%	19,858	15.9%
Other Payables	169,159	148,691	13.8%	199,317	-15.1%
Minority Interest	1,358	1,334	1.8%	1,353	0.4%
Equity	82,701	79,187	4.4%	82,062	0.8%
Total Liabilities	1,049,270	959,971	9.3%	1,048,518	0.1%
Equity (excluding goodwill)	81,445	77,755	4.7%	80,806	0.8%

SECURITIES

The securities portfolio totaled R$ 240,908 million in March 2023, down by 7.0% in twelve months, due to a decline in public securities (-15.8%).

In three months, this portfolio experienced a 6.0% rise, explained by a 6.0% increase in public securities.

	Mar-23	Mar-22	Var.	Dec-22	Var.
(R$ million)			12M		3M
Public securities	156,012	185,370	-15.8%	147,187	6.0%
Private securities	60,166	43,797	37.4%	59,056	1.9%
Financial instruments	24,730	29,921	-17.4%	21,116	17.1%
Total	240,908	259,088	-7.0%	227,359	6.0%

LOAN PORTFOLIO

The loan portfolio totaled R$ 500,314 million in March 2023, corresponding to an annual increase of 9.9% (or 9.2% disregarding the foreign exchange fluctuation effect), with growth across all segments: 18.8% for corporate loans, 8.4% for loans to individuals, 6.9% for SME loans, and 1.4% for consumer finance loans. The new vintages, originated from January 2022, have been exhibiting a more suitable profile and already account for 54% of the overall portfolio, a 36 p.p. growth in the year.

On a quarterly basis, the loan portfolio expanded by 2.2% (or 2.4%, excluding the impact of foreign exchange), propelled by the 6.7% growth in the corporate loan portfolio.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, amounted to R$ 586,353 million, with an annual increase of 12.3% (or 11.8% if we disregard the currency fluctuations) and a quarter-over-quarter growth of 2.4% (or 2.6% excluding the foreign exchange effect).

The balance of the foreign currency portfolio, comprising dollar-indexed loans, reached R$ 45,253 million, advancing by 64.8% annually and 6.6% quarterly.

In March 2023, loans to individuals represented 45.7% of the total portfolio balance, falling by 0.6 p.p. from the same period last year and 0.5 p.p. compared to December 2022. Conversely, the corporate segment saw its share of the overall portfolio balance increase by 2.1 p.p. in twelve months and 1.2 p.p. in three months, reaching 28.3% during the period.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT

	Mar-23	Mar-22	Var.	Dec-22	Var.
(R$ million)			12M		3M
Individuals	228,735	210,985	8.4%	226,302	1.1%
Consumer Finance	67,133	66,188	1.4%	67,970	-1.2%
SMEs	62,784	58,749	6.9%	62,651	0.2%
Corporate	141,663	119,244	18.8%	132,765	6.7%
Total portfolio[1]	**500,314**	**455,166**	**9.9%**	**489,687**	**2.2%**
Other credit related transactions	86,039	66,762	28.9%	82,976	3.7%
Total expanded credit portfolio	**586,353**	**521,929**	**12.3%**	**572,663**	**2.4%**

[1]Customers in the SME and corporate loan books have shifted segments, causing loan balances in these portfolios to change. Accordingly, we have reclassified the 2022 information for comparability purposes

The portfolio of deferred loans totaled R$ 17.2 billion in March 2023, resulting from the amortization of R$ 32.6 billion, or 65.4% since 2Q20.

The 15-to-90-day NPL volume stood at 2.9%, down by 0.4 p.p. from 4Q22.

Meanwhile, the over-90-day NPL reached 1.3%, a 0.1 p.p. increase from the previous quarter.

VARIATION OF **LOAN PORTFOLIO** R$ million


489,687
2,433
-837
133
8,898
500,314
Dec-22
Individuals
Consumer Finance
SMEs
Corporate
Mar-23

LOAN PORTFOLIO **BY PRODUCT**

(R$ million)	Mar-23	Mar-22	Var. 12M	Dec-22	Var. 3M
Individuals					
Leasing / Auto Loans	4,705	4,354	8.1%	4,510	4.3%
Credit Card	45,684	44,397	2.9%	46,817	-2.4%
Payroll Loans	61,660	53,880	14.4%	59,624	3.4%
Mortgages	57,144	53,522	6.8%	56,263	1.6%
Agricultural Loans	10,250	9,400	9.0%	10,152	1.0%
Personal Loans / Others	49,292	45,432	8.5%	48,936	0.7%
Total Individuals	228,735	210,985	8.4%	226,302	1.1%
Consumer Finance	67,133	66,188	1.4%	67,970	-1.2%
Corporate and SMEs					
Leasing / Auto Loans	3,348	3,258	2.8%	3,361	-0.4%
Real Estate	1,943	1,807	7.5%	2,006	-3.2%
Trade Finance	42,393	29,717	42.7%	39,451	7.5%
On-lending	12,059	9,124	32.2%	12,099	-0.3%
Agricultural Loans	4,785	3,942	21.4%	5,451	-12.2%
Working capital / Others	139,920	130,145	7.5%	133,048	5.2%
Total Corporate and SMEs	204,447	177,993	14.9%	195,415	4.6%
Total Credit	500,314	455,166	9.9%	489,687	2.2%
Other credit related transactions	86,039	66,762	28.9%	82,976	3.7%
Total Expanded Credit Portfolio	586,353	521,929	12.3%	572,663	2.4%

LOANS TO **INDIVIDUALS**

Loans to individuals totaled R$ 228,735 million in March 2023, representing an increase of 8.4% compared to the same period in 2022. All products experienced growth, with the most significant increases seen in payroll loans (14.4%), personal loans/others (8.5%), and mortgage loans (6.8%).

Over three months, loans to individuals increased by 1.1%, with the largest contributions coming from payroll loans (3.4%) and mortgage loans (1.6%).

In March 2023, 65% of the total individual loan portfolio, including Santander Financiamentos, was backed by collateral.

The credit card portfolio amounted to R$ 45,684 million, with a 2.9% annual increase and a 2.4% quarterly decline due to seasonality at the start of the year. We have focused on higher quality for the issuance of new credit cards, supported by improved risk profiling. As a result, 97% of new acquisitions derive from existing bank customers.

The mortgage loan product experienced growth of 6.8% in the year and 1.6% in the quarter, totaling R$ 57,144 million, contributing to our focus on collateralized products.

Payroll loans came to R$ 61,660 million, increasing by 14.4% in the year and 3.4% in the quarter. We prioritize this product due to its risk profile and importance to customer loyalty.

The personal loans/others balance was R$ 49,292 million, rising by 8.5% in the year and 0.7% over the quarter.

CONSUMER FINANCE

The consumer finance portfolio came to **R$ 67,133 million**, a 1.4% increase over the year, mostly attributable to growth in the portfolio of auto loans to corporate (32.3%). In the quarter, the consumer finance portfolio decreased by 1.2%, impacted by a decline in the goods & services portfolio. Our portfolio LTV reached 49%[1].

During the quarter, we maintained our position as market leaders with a **22%[2]** market share of auto loans to individuals.

LOAN PORTFOLIO COMPOSITION

March 2023, Individuals and Corporate & SMEs



Goods & Services
14%
86%
Auto Loans

The overall portfolio of auto loans to individuals, which comprises operations conducted by both the financing unit (bank correspondents) and Santander's branch network, reached R$ 57,918 million in the quarter, expanding by 2.0% over twelve months and 0.3% in three months.

CORPORATE & SMEs LOANS

The corporate & SMEs loan portfolio totaled **R$ 204,447 million**, a 14.9% rise over the previous year (or a 13.2% growth when excluding the impact of currency fluctuations), spurred by good performances in trade finance (+42.7%) and working capital loans/others (+7.5%).

In three months, the corporate & SMEs loan portfolio expanded by 4.6% (or a 5.2% growth disregarding the currency effect).

Furthermore, we concluded the quarter with R$ 8,780 million in portfolio balance linked to governmental programs.

The corporate loan portfolio stood at R$ 141,663 million, marking a 18.8% increase in annual terms (or a rise of 16.5% disregarding currency fluctuations). On a quarterly basis, this portfolio grew by 6.7% (or 7.5% without factoring in the FX impact).

The SMEs loan portfolio reached R$ 62,784 million, growing by 6.9% over the previous year (or an increase of 6.6% when currency fluctuations are disregarded). In three months, this portfolio expanded by 0.2% (or a 0.3% rise excluding the impact of currency movements). In 1Q23, the portfolio balance associated with government programs for SMEs was R$ 7,593 million, representing 86% of the overall balance for these programs.

LOAN PORTFOLIO BY RISK LEVEL

In March 2023, portfolios rated "AA and A" represented 71.0% of our total loan book, down by 0.32 p.p. from March 2022, while portfolios rated "B to D" dropped by 1.68 p.p. over the same period. Finally, "E to H" portfolios saw their share increase by 2.00 p.p., impacted by subsequent event of the wholesale.

It should be noted that 65% of our portfolio of loans to individuals is collateralized.



Mar-22: D-H 10%, C 8%, B 10%, A 30%, AA 41%
Jun-22: D-H 11%, C 8%, B 10%, A 30%, AA 42%
Sep-22: D-H 11%, C 7%, B 10%, A 30%, AA 42%
Dec-22: D-H 12%, C 7%, B 9%, A 30%, AA 41%
Mar-23: D-H 12%, C 8%, B 9%, A 31%, AA 41%
D-H
C
B
A
AA

[1] As of March 2023. [2] Source: Brazilian Central Bank, as of February 2023

DELINQUENCY RATIO

OVER-90-DAY[1]


4.0%
3.1%
4.0%
4.1%
4.3%
4.3%
4.5%
Individuals
3.0%
2.1%
2.9%
2.9%
3.0%
3.1%
3.2%
Total
1.6%
1.0%
1.4%
1.1%
1.3%
1.4%
1.4%
SMEs + Corporate
Mar-20
Mar-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23

The over-90-day delinquency ratio reached 3.2% in March 2023 (+0.24 p.p. YoY and +0.09 p.p. QoQ). The indicators remain controlled and consistent with the regular business cycle. The ratio hit 4.2% for SMEs (+0.62 p.p. YoY and +0.46 p.p. QoQ) and 0.1% for corporate customers (-0.20 p.p. YoY and -0.17 p.p. QoQ).

The more recent loan vintages, originated from Jan/22 onwards, exhibit better quality, achieving a rate of 2.8%, which is 0.8 p.p. lower than prior vintages.

[1] Loan operations overdue for more than 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS
reached **4.5%** in the quarter, rising by 0.51 p.p. in the year and 0.22 p.p. in the quarter.

CORPORATE & SMEs
came to **1.4%** in March 2023, declining 0.03 p.p. in the year and 0.04 p.p. in the quarter.

15-TO-90-DAY[2]


6.0%
5.2%
5.9%
5.9%
6.1%
6.3%
6.5%
Individuals
4.1%
3.6%
4.2%
4.2%
4.3%
4.5%
4.5%
Total
1.6%
1.7%
1.9%
1.9%
1.9%
2.0%
1.9%
SMEs + Corporate
Mar-20
Mar-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23

The 15-to-90-day delinquency ratio came to 4.5% in March 2023 (+0.32 p.p. YoY and +0.03 p.p. QoQ). The ratio hit 5.4% for SMEs (+0.55 p.p. YoY and -0.24 p.p. QoQ) and 0.2% for corporate customers (-0.08 p.p. YoY and +0.02 p.p. QoQ).

The more recent loan vintages, originated from Jan/22 onwards, exhibit better quality, achieving a rate of 3.9%, which is 1.3 p.p. lower than prior vintages.

[2] Loan operations overdue between 15 and 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS
hit **6.5%** in March 2023, up by 0.66 p.p. annually and 0.20 p.p. quarterly.

CORPORATE & SMEs
stood at **1.9%**, stable on yearly basis and down by 0.16 p.p. over three months.

NPL FORMATION

NPL formation amounted to R$ 7,541 million in March 2023, impacted by growth in the renegotiated portfolio of 33.7% in the year and a 0.2% decrease in the quarter, as well as increases in the over-90-day NPL balance of 19.1% in annual terms and 5.3% on a quarterly basis, mostly in the individual segment.

The NPL formation to loan portfolio ratio stood at 1.54% in the quarter, declining by 0.30 p.p. in twelve months and 0.05 p.p. over three months.


% NPL Formation Loan Portfolio
% NPL Formation w/o renegotiated portfolio
1.84%
1.86%
1.86%
1.59%
1.54%
0.99%
0.96%
1.07%
1.27%
1.56%
1Q22
2Q22
3Q22
4Q22
1Q23

NPL formation is calculated by adding the portfolio written-off as loss during the period to changes in the over-90-day non-performing loan portfolio and the renegotiated loan portfolio balances, over the loan portfolio of the preceding quarter

COVERAGE RATIO

(Over 90 days)

The balance of allowance for loan losses totaled R$ 38,481 million in March 2023, up by 11.7% in the quarter and 35.5% in the year, influenced by the balance sheet strengthening.

Required provisions increased by 7.9% in three months and 41.1% over twelve months, in line with the portfolio profile.

The coverage ratio reached 244% in March 2023, showing growth of 29.6 p.p. in the year and 13.9 p.p. over the quarter.


215%
224%
226%
230%
244%
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23

RENEGOTIATED LOAN PORTFOLIO (R$ million)

Loan renegotiations totaled R$ 36,844 million in March 2023, representing a 0.2% decrease in three months and a 33.7% increase in twelve months, attributable to our proactive risk management.

The renegotiated loan portfolio provisioning ratio rose by 5.48 p.p. in three months and 8.99 p.p. in the year, reaching 54.4%.


Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Provisioning ratio
45.4%
46.6%
48.5%
48.9%
54.4%
27,567
12,508
31,684
14,775
35,381
17,149
36,922
18,050
36,844
20,031
1Q22
2Q22
3Q22
4Q22
1Q23

These operations comprise loan agreements that have been renegotiated to enable payment under mutually agreed conditions with customers, as well as renegotiations of loans that had previously been written off

FUNDING

Customer funding balance totaled **R$ 566,249 million** in March 2023, advancing by 14.5% in the year and 3.8% in the quarter, mostly reflecting higher volumes of time deposits, as well as real estate credit notes ("LCI"), agribusiness credit notes ("LCA"), and secured real estate notes ("LIG"), still due to the greater attractiveness of fixed income investments given the current interest rate level.

	Mar-23	Mar-22	Var.	Dec-22	Var.
(R$ million)			12M		3M
Demand deposits	36,891	42,194	-12.6%	35,337	4.4%
Saving deposits	58,650	62,910	-6.8%	60,204	-2.6%
Time deposits	328,574	283,836	15.8%	320,704	2.5%
Financial Bills	37,348	31,564	18.3%	38,128	-2.0%
Others[1]	104,786	74,116	41.4%	90,943	15.2%
Funding from clients	**566,249**	**494,620**	**14.5%**	**545,316**	**3.8%**

CREDIT/FUNDING RATIO

FUNDING VS. CREDIT	Mar-23	Mar-22	Var.	Dec-22	Var.
(R$ million)			12M		3M
Funding from customers (A)	566,249	494,620	14.5%	545,316	3.8%
(-) Reserve Requirements	(75,805)	(63,771)	18.9%	(73,109)	3.7%
Funding Net of Reserve Requirements	490,444	430,850	13.8%	472,206	3.9%
Borrowing and Onlendings	14,053	11,504	22.2%	14,046	0.0%
Subordinated Debts	19,641	17,874	9.9%	19,538	0.5%
Offshore Funding	84,218	85,186	-1.1%	82,183	2.5%
Total Funding (B)	**608,355**	**545,414**	**11.5%**	**587,973**	**3.5%**
Assets under management[2]	392,371	379,471	3.4%	389,055	0.9%
Total Funding and Asset under management	**1,000,726**	**924,885**	**8.2%**	**977,028**	**2.4%**
Total Credit (C)	500,314	455,166	9.9%	489,687	2.2%
C / B (%)	82.2%	83.5%	-1.2 p.p.	83.3%	-1.0 p.p.
C / A (%)	88.4%	92.0%	-3.7 p.p.	89.8%	-1.4 p.p.

The volume of assets under management was R$ 392,371 million in March 2023, representing a 3.4% growth in the year and 0.9% in the quarter.

EVOLUTION OF FUNDING (R$ billion)



Funding from customers
Loan Portfolio/ Funding from Customers
92.0%
89.5%
91.8%
89.8%
88.4%
494.6
523.7
527.3
545.3
566.2
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23

The loan portfolio to customer funding ratio stood at 88.4% in March 2023, down by 3.7 p.p. relative to the same period of the previous year and 1.4 p.p. over the quarter.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding hit 82.2% in March 2023, decreasing by 1.2 p.p. in twelve months and 1.0 p.p. in three months.

Santander maintains satisfactory and comfortable levels of liquidity, ensuring stability between funding and lending through its consolidated funding structure.

[1] Including Debentures, Real Estate Credit Notes ("LCI"), Agricultural Credit Notes ("LCA"), Secured Real Estate Notes ("LIG") and Certificates of Structured Operations ("COE") [2] According to ANBIMA



BIS Ratio

The BIS ratio reached 13.8%, which represents a reduction of 0.1 p.p. in the quarter, driven by the increase in risk-weighted assets (RWA) partially offset by the result of the period.

Compared to the same period of the previous year, the BIS ration decreased by 0.9 p.p., mostly due to the 10.0% increase in risk-weighted assets (RWA), particularly credit risk.

The BIS ratio exceeds by 2.3 p.p. the sum of the minimum regulatory capital and conservation capital requirements.


% CET 1
% BIS Ratio
14.7%
11.7%
14.2%
11.1%
14.5%
11.3%
13.9%
10.8%
13.8%
10.8%
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23

OWN RESOURCES AND BIS	Mar-23	Mar-22	Var.	Dec-22	Var.
(R$ million)			12M		3M
Tier I Regulatory Capital	78,319	76,875	1.9%	75,944	3.1%
CET1	71,676	70,783	1.3%	69,229	3.5%
Additional Tier I	6,643	6,093	9.0%	6,715	-1.1%
Tier II Regulatory Capital	13,254	11,781	12.5%	13,110	1.1%
Adjusted Regulatory Capital (Tier I and II)	**91,573**	**88,657**	**3.3%**	**89,053**	**2.8%**
Risk Weighted Assets (RWA)	**663,141**	**602,784**	**10.0%**	**638,636**	**3.8%**
Credit Risk Capital requirement	583,502	525,391	11.1%	559,231	4.3%
Market Risk Capital requirement	24,143	17,730	36.2%	19,332	24.9%
Operational Risk Capital requirement	56,760	59,663	-4.9%	60,073	-5.5%
Basel Ratio	**13.8%**	**14.7%**	**-0.9 p.p.**	**13.9%**	**-0.1 p.p.**
Tier I	**11.8%**	**12.8%**	**-0.9 p.p.**	**11.9%**	**-0.1 p.p.**
CET1	10.8%	11.7%	-0.9 p.p.	10.8%	0.0 p.p.
Tier II	**2.0%**	**2.0%**	**0.0 p.p.**	**2.1%**	**-0.1 p.p.**



FREE FLOAT

Santander Brasil has a free float of 9.62% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão under the ticker symbols SANB3 (common shares), SANB4 (preferred shares), and SANB11 (units). Each unit is composed of one common share and one preferred share.

Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker symbol BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,445,444	90.23%	3,278,781	89.10%	6,724,225	89.67%
Treasury Shares	26,288	0.69%	26,288	0.71%	52,577	0.70%
Free Float	346,963	9.09%	374,767	10.18%	721,730	9.62%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of March 31st, 2023. [2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management

FREE-FLOAT (Mar/23)


Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
29.1%
30.6%
40.3%

STOCK PERFORMANCE

TOTAL RETURN (TOTAL RETURN ANALYSIS) | 5 YEARS


IBOV
169
137
Source: Bloomberg
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23

In March of 2023, our market cap was R$ 100.6 billion, down by 26.0% from the comparable period in 2022 and 4.9% lower than December 2022.

EARNINGS DISTRIBUTION

The distribution of interest on capital ("IoC") in the amount of R$ 1,500 million, referring to 1Q23 earnings, was approved on April 13th, 2023, with payments beginning May 15th, 2023, based on shareholders' registrations as of April 24th, 2023. Therefore, this year, we have already distributed a total of R$ 3,200 million in IoC.

MANAGERIAL RESULTS RECONCILIATION	1Q23	Reclassifications					1Q23
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,143**	**(51)**	**(254)**	**-**	**-**	**307**	**13,145**
Allowance for Loan Losses	(10,850)	-	157	-	-	3,928	(6,765)
Net Interest Income after Loan Losses	**2,293**	**(51)**	**(97)**	**-**	**-**	**4,236**	**6,380**
Fees	4,699	-	-	-	-	-	4,699
General Expenses	(5,431)	-	-	77	(559)	-	(5,913)
Personnel Expenses	(2,219)	-	-	-	(559)	-	(2,778)
Administrative Expenses	(3,212)	-	-	77	-	-	(3,134)
Tax Expenses	(1,165)	51	-	-	-	-	(1,114)
Investments in Affiliates and Subsidiaries	42	-	-	-	-	-	42
Other Operating Income/Expenses	1,617	-	97	-	-	(3,995)	(2,281)
Operating Income	**2,055**	**-**	**-**	**77**	**(559)**	**240**	**1,814**
Non Operating Income	81	-	-	-	-	-	81
Net Profit before Tax	**2,136**	**-**	**-**	**77**	**(559)**	**240**	**1,895**
Income Tax and Social Contribution	513	-	-	-	-	(240)	273
Profit Sharing	(559)	-	-	-	559	-	-
Minority Interest	(27)	-	-	-	-	-	(27)
Net Profit	**2,063**	**-**	**-**	**77**	**-**	**-**	**2,140**

MANAGERIAL RESULTS RECONCILIATION	4Q22	Reclassifications					4Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,706**	**(67)**	**(163)**	**-**	**-**	**41**	**12,517**
Allowance for Loan Losses	(7,403)	-	80	-	-	(41)	(7,364)
Net Interest Income after Loan Losses	**5,303**	**(67)**	**(83)**	**-**	**-**	**-**	**5,153**
Fees	5,075	-	-	-	-	-	5,075
General Expenses	(5,513)	-	-	80	(617)	-	(6,049)
Personnel Expenses	(2,047)	-	-	-	(617)	-	(2,663)
Administrative Expenses	(3,466)	-	-	80	-	-	(3,386)
Tax Expenses	(1,360)	67	-	-	-	-	(1,292)
Investments in Affiliates and Subsidiaries	26	-	-	-	-	-	26
Other Operating Income/Expenses	(1,512)	-	83	-	-	-	(1,429)
Operating Income	**2,018**	**-**	**(0)**	**80**	**(617)**	**-**	**1,482**
Non Operating Income	93	-	-	-	-	-	93
Net Profit before Tax	**2,112**	**-**	**(0)**	**80**	**(617)**	**-**	**1,575**
Income Tax and Social Contribution	189	-	-	-	-	-	189
Profit Sharing	(617)	-	-	-	617	-	-
Minority Interest	(75)	-	-	-	-	-	(75)
Net Profit	**1,609**	**-**	**(0)**	**80**	**-**	**-**	**1,689**

RECON CILIATION

ACCOUNTING AND MANAGERIAL RESULTS

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	1Q22	Reclassifications					1Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,554**	**(301)**	**(285)**	**-**	**-**	**(30)**	**13,938**
Allowance for Loan Losses	(4,930)	-	289	-	-	30	(4,612)
Net Interest Income after Loan Losses	**9,624**	**(301)**	**4**	**-**	**-**	**-**	**9,327**
Fees	4,617	-	-	-	-	-	4,617
General Expenses	(5,118)	-	-	59	(476)	-	(5,534)
Personnel Expenses	(2,017)	-	-	-	(476)	-	(2,493)
Administrative Expenses	(3,100)	-	-	59	-	-	(3,041)
Tax Expenses	(1,508)	301	-	-	-	-	(1,207)
Investments in Affiliates and Subsidiaries	10	-	-	-	-	-	10
Other Operating Income/Expenses	(2,000)	-	(4)	-	-	-	(2,004)
Operating Income	**5,626**	**-**	**-**	**59**	**(476)**	**-**	**5,210**
Non Operating Income	372	-	-	-	-	-	372
Net Profit before Tax	**5,997**	**-**	**-**	**59**	**(476)**	**-**	**5,581**
Income Tax and Social Contribution	(1,539)	-	-	-	-	-	(1,539)
Profit Sharing	(476)	-	-	-	476	-	-
Minority Interest	(37)	-	-	-	-	-	(37)
Net Profit	**3,946**	**-**	**-**	**59**	**-**	**-**	**4,005**

[1] **Foreign Exchange Hedge:** gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries)

[2] **Credit Recovery:**

Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted provided

Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided

[3] **Amortization of Goodwill:** reversal of goodwill amortization expense

[4] **Other events:**

2022

1Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

4Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

2023

1Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

During this quarter, an extraordinary event took place concerning the reversal of provisions for tax risks, related to the legal discussion surrounding Law 9,718/1998, whose assessment of loss risk was classified as possible, thus not requiring provisioning. This managerial result of R$ 4.2 billion, recorded as other operating revenues, was offset by additional provisions for balance sheet strengthening, which were recorded as allowance for loan losses. Further details can be found in the BR-GAAP Financial Statement, Note 19. Provisions, Contingent Liabilities, Contingent Assets, and Legal Obligations - Tax and Social Security.



INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]
(R$ billion)


82.2
83.4
82.5
90.1
81.9
26.2
27.7
27.2
30.4
26.6
56.0
55.7
55.2
59.6
55.2
1Q22
2Q22
3Q22
4Q22
1Q23
Credit
Debit


AMERICAN EXPRESS
Santander
UNLIMITED
VISA
UNIQUE
AMERICAN EXPRESS
Santander
ELITE
VISA
Santander

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


55.3
58.3
59.1
3%
3%
3%
97%
97%
97%
Mar-22
Dec-22
Mar-23
Corporate & SMEs
Individuals

DISTRIBUITION CHANNEL[2]


13%
38%
45%
4%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[3]


66%
53%
64%
50%
59%
50%
1Q22
4Q22
1Q23
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL AUTO PORTFOLIO FOR INDIVIDUALS[4] BY CHANNEL
(R$ billion)


56.8
57.1
57.6
57.7
57.9
4.4
4.4
4.4
4.5
4.7
52.4
52.7
53.1
53.2
53.2
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Internal channel
Santander Financiamentos

ORIGINATION | AUTO LOANS
(R$ billion)


7.5
8.7
9.1
8.6
8.4
1Q22
2Q22
3Q22
4Q22
1Q23

[1] Card turnover excludes cash withdrawals and is calculated solely based on purchase volumes [2] Origination of individuals [3] Ratio of financing amount to guarantee value [4] Individual auto loan portfolio, generated through the Internal Channel and Consumer Finance segment